

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Robert Andersen
Chief Financial Officer
Xperi Inc.
2190 Gold Street
San Jose, CA 95002

Re: Xperi, Inc.
Registration Statement on Form 10-12B
Exhibit Nos. 10.3, 10.5 and 10.6
Filed August 26, 2022
File No. 001-41486

Dear Mr. Andersen:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance